[STANTEC LOGO] [GRAPHIC OMITTED]                                    News Release

For Immediate Release

Stantec posts record earnings in the third quarter

EDMONTON AB (November 2, 2005) TSX:STN; NYSE:SXC

o Gross revenue for the quarter increased 4.5% to C$146.1 million compared to C$139.8 million in the third quarter of 2004. Net revenue was up 5.1% to C$125.9 million from C$119.8 million. Net income increased 51.2% to C$12.8 million from C$8.5 million and basic earnings per share were up 43.5% to C$0.66 compared to C$0.46 for the same period last year.
o Year to date gross revenue was up 11.0% to C$437.4 million from C$393.9 million in the third quarter of last year. Net revenue increased 8.9% to C$372.7 million compared to C$342.1 million. Net income increased 58.5% to C$32.6 million from C$20.6 million and basic earnings per share were up 52.7% to C$1.71 compared to C$1.12.
o Stantec completed the acquisitions of Irvine, California based The Keith Companies and CPV Architects of Calgary, Alberta in the third quarter, and acquired Keen Engineering in early October. Stantec also announced a new C$160 million credit facility and began trading on the New York Stock Exchange.
o Several factors contributed to the strong performance in the quarter, in particular there was an increase in gross margins of 4.6% compared to the same quarter in 2004. Gross margins are influenced by the type and mix of projects in progress. The Company expects there will continue to be positive and negative fluctuations in the reported gross margins as a result of changes in our service mix over the next year.
o During the third quarter, Stantec conducted an annual goodwill impairment review. An independent third party was contracted to perform a valuation of the goodwill of the Company's operations in the US Southeast. The review concluded that there was no impairment of goodwill.

"The third quarter of 2005 was one of the most exciting periods for Stantec since I became CEO," says Tony Franceschini, Stantec President & CEO. "We achieved major milestones by listing on the New York Stock Exchange and completing the acquisition of The Keith Companies, the largest in our history. We also recently added two highly respected firms in the building practice, CPV Architects and Keen Engineering, making Stantec a premier sustainable building design firm in North America."

In the third quarter Stantec was awarded a number of contracts that reflect the Company's evolving range of professional services. For example, Stantec has been retained to provide full interior design services for the renovation of a Harley-Davidson retail outlet in Prince George, British Columbia. This is the first assignment in a series of updates and expansions to be completed for Deeley Harley-Davidson Canada for whom Stantec has been appointed a national service provider. In Cornelius, North Carolina, Stantec is preparing the master plan as well as providing architecture, water quality design, buildings engineering, and civil engineering for Cornelius Town Center, a mixed-use community comprising 1,100 residential units and 40 acres of commercial space that will be the city's new downtown.

The Company is also involved in the detailed design and operation monitoring of a sustainable landfill biocell at the Shepard Waste Management Facility in Calgary, Alberta. The Environmental Infrastructure group has designed the biocell to function in a three-phase cycle that maximizes the biodegradation of waste materials, collects and re-circulates leachate, and collects landfill gas for energy recovery. In Vancouver, British Columbia, Stantec's professionals are using a unique sustainable approach in preparing the urban design and site servicing plan for the Southeast False Creek community, the future home of the Athlete's Village for the 2010 Winter Olympics. This is a LEED(R)--targeted project, to be developed on a 36-hectare (80-acre) reclaimed brownfield site near downtown Vancouver.

"Our project activity in this quarter demonstrates Stantec's comprehensive service offering and the diverse expertise of our professionals," adds Franceschini. "I'm proud to lead such a strong network of employees who continue to work as one team to deliver results for our clients and our Company."

The Conference Call to discuss the third quarter results, being held today at 4:00 PM EST (2:00 PM MST), will be broadcast live and archived on Stantec's web site at stantec.com in the Investor Relations section.

Stantec, founded in 1954, provides professional design and consulting services in planning, engineering, architecture, surveying, and project management. We support public and private sector clients in a diverse range of markets, at every stage, from initial concept and financial feasibility to project completion and beyond. Our services are offered through more than 5,500 employees operating out of over 60 locations in North America and the Caribbean. Stantec trades on the Toronto Stock Exchange under the symbol STN and on the New York Stock Exchange under SXC.

Cautionary note regarding forward-looking statements
This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Some of these statements may involve risks and uncertainties. Actual results may be materially different from those contained in such forward-looking statements. Additional information concerning factors that could cause actual results to materially differ from those in the forward-looking statements is contained in Stantec's filings with the Securities and Exchange Commission.

Media Contact                       Investor Contact
Jay Averill                         Simon Stelfox
Media Relations                     Investor Relations
Stantec                             Stantec
Tel: 780-917-7441                   Tel: 780-917-7288

                                                                     stantec.com

                                  - continued -

                                  STANTEC INC.

                           Consolidated Balance Sheets

                                                                                     September 30  December 31 2004
                                                                                             2005
(Columnar figures stated in thousands of Canadian dollars) (Unaudited)                          $                 $
-------------------------------------------------------------------------------------------------------------------
ASSETS
Current
Cash and cash equivalents                                                                 34,627           37,890
Restricted cash (note 2)                                                                  30,306                -
Accounts receivable, net of allowance for doubtful accounts of
   $12,888 in 2005 ($21,095 - 2004)                                                      139,764          112,476
Costs and estimated earnings in excess of billings                                        49,892           40,861
Income taxes recoverable                                                                   1,327                -
Prepaid expenses                                                                           5,682            4,165
Future income tax assets                                                                   7,650            8,532
Other assets                                                                               6,915            4,831
-------------------------------------------------------------------------------------------------------------------
                                                                                         276,163          208,755
Property and equipment                                                                    54,266           48,262
Goodwill                                                                                 238,667           84,694
Intangible assets                                                                         18,859            6,278
Future income tax assets                                                                   6,058            6,357
Other assets                                                                              11,371            7,754
-------------------------------------------------------------------------------------------------------------------
                                                                                         605,384          362,100
===================================================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities                                                  91,485           78,718
Billings in excess of costs and estimated earnings                                        21,334           18,832
Income taxes payable                                                                           -            5,732
Current portion of long-term debt (note 3)                                                 4,362           12,820
Future income tax liabilities                                                             13,292           10,653
-------------------------------------------------------------------------------------------------------------------
                                                                                         130,473          126,755
Long-term debt (note 3)                                                                   98,517           21,155
Other liabilities                                                                         20,917           16,818
Future income tax liabilities                                                             16,047            8,316
-------------------------------------------------------------------------------------------------------------------
                                                                                         265,954          173,044
-------------------------------------------------------------------------------------------------------------------
Shareholders' Equity
Share capital (note 4)                                                                   210,493           87,656
Contributed surplus (note 4)                                                               5,356            2,544
Cumulative translation account                                                           (25,652)         (19,018)
Deferred stock compensation                                                               (1,114)               -
Retained earnings                                                                        150,347          117,874
-------------------------------------------------------------------------------------------------------------------
                                                                                         339,430          189,056
-------------------------------------------------------------------------------------------------------------------
                                                                                         605,384          362,100
===================================================================================================================
See accompanying notes

                                  STANTEC INC.

             Consolidated Statements of Income and Retained Earnings

                                                    For the quarter ended           For the three quarters ended
                                                        September 30                        September 30
(Columnar figures stated in thousands of              2005              2004             2005              2004
Canadian dollars, except per share amounts)
                                                         $                 $                $                 $
   (Unaudited)
-------------------------------------------------------------------------------------------------------------------
INCOME
Gross revenue                                      146,066           139,751          437,374           393,883
Less subconsultant and other direct expenses        20,196            19,941           64,714            51,797
-------------------------------------------------------------------------------------------------------------------
Net revenue                                        125,870           119,810          372,660           342,086
Direct payroll costs                                54,470            57,366          163,861           160,131
-------------------------------------------------------------------------------------------------------------------
Gross margin                                        71,400            62,444          208,799           181,955
Administrative and marketing expenses               48,407            45,202          149,119           138,319
Depreciation of property and equipment               3,078             3,253            8,762             8,865
Amortization of intangible assets                      423               444              849             1,041
Net interest expense (note 3)                          114               855              283             2,354
Share of (income) loss from associated
   companies                                             6              (105)            (102)             (311)
Foreign exchange (gains) losses                       (373)               27             (319)                8
-------------------------------------------------------------------------------------------------------------------
Income before income taxes                          19,745            12,768           50,207            31,679
-------------------------------------------------------------------------------------------------------------------
Income taxes
Current                                              5,747             5,090           14,644            12,147
Future                                               1,165              (810)           2,929            (1,059)
-------------------------------------------------------------------------------------------------------------------
                                                     6,912             4,280           17,573            11,088
-------------------------------------------------------------------------------------------------------------------
Net income for the period                           12,833             8,488           32,634            20,591

Retained earnings, beginning of period             137,514            99,927          117,874            88,266
Shares repurchased (note 4)                              -               (94)            (161)             (536)
-------------------------------------------------------------------------------------------------------------------
Retained earnings, end of period                   150,347           108,321          150,347           108,321
===================================================================================================================
Weighted average number of shares
   outstanding - basic                          19,501,755        18,494,582       19,115,565        18,460,281
-------------------------------------------------------------------------------------------------------------------
Weighted average number of shares
   outstanding - diluted                        20,046,116        19,272,243       19,617,605        19,230,695
-------------------------------------------------------------------------------------------------------------------
Shares outstanding, end of period               22,304,430        18,503,518       22,304,430        18,503,518
-------------------------------------------------------------------------------------------------------------------
Earnings per share
Basic                                                0.66              0.46             1.71              1.12
===================================================================================================================
Diluted                                              0.64              0.44             1.66              1.07
===================================================================================================================
See accompanying notes

                                  STANTEC INC.

                      Consolidated Statements of Cash Flows

                                                    For the quarter ended           For the three quarters ended
                                                        September 30                        September 30
(Columnar figures stated in thousands                 2005              2004             2005              2004
of Canadian dollars) (Unaudited)                         $                 $                $                 $
-------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Cash receipts from clients                         153,510           146,361          453,632           414,403
Cash paid to suppliers                             (52,873)          (42,508)        (147,135)         (128,274)
Cash paid to employees                             (74,982)          (81,008)        (251,059)         (245,454)
Dividends from equity investments                      100                 -              350               200
Interest received                                    1,940             1,605            4,656             5,100
Interest paid                                       (1,614)           (2,062)          (4,392)           (6,798)
Income taxes paid                                   (5,093)           (2,578)         (22,531)           (3,302)
-------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities                20,988            19,810           33,521            35,875
-------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Business acquisitions, including cash
   acquired and bank indebtedness assumed
   (note 2)                                        (86,710)             (754)         (87,402)          (15,024)
Purchase of short-term investments                       -            (1,351)               -            (7,314)
Purchase of investments held for
   self-insured liabilities                         (2,382)                -           (5,758)                -
Proceeds on disposition of investments                   -                 -              513                55
Collection of notes receivable from
   disposition of Technology and Design
   Build segments                                      156                 -              406                 -
Purchase of property and equipment                  (2,540)           (3,644)         (10,645)          (11,576)
Proceeds on disposition of property and
   equipment                                            93               301              223               559
-------------------------------------------------------------------------------------------------------------------
 Cash flows used in investing
   activities                                      (91,383)           (5,448)        (102,663)          (33,300)
-------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
 Repayment of long-term debt                       (20,941)           (6,410)         (28,942)          (18,519)
 Proceeds from long-term borrowings                 95,929                 -           95,929            13,960
 Net change in bank indebtedness financing               -            (6,314)               -            10,747
 Repurchase of shares for
   cancellation (note 4)                                 -              (117)            (195)             (661)
 Share issue costs                                  (1,431)                -           (1,431)                -
 Proceeds from issue of share
   capital (note 4)                                    275               137              810             1,055
-------------------------------------------------------------------------------------------------------------------
Cash flows from (used in) financing
   activities                                       73,832           (12,704)          66,171             6,582
-------------------------------------------------------------------------------------------------------------------
Foreign exchange loss on cash held in                 (494)             (212)            (292)             (166)
   foreign currency
-------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash                      2,943             1,446           (3,263)            8,991
Cash and cash equivalents, beginning of
   period                                           31,684            14,888           37,890             7,343
-------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of                   34,627            16,334           34,627            16,334
   period
===================================================================================================================
See accompanying notes

                                  STANTEC INC.

                 Notes to the Consolidated Financial Statements
                                   (Unaudited)

1.   General Accounting Policies

     These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a basis consistent with those used in the preparation of the annual December 31, 2004, consolidated financial statements. Because the disclosures included in these interim consolidated financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements, these interim consolidated financial statements should be read in conjunction with the December 31, 2004, annual consolidated financial statements. In management's opinion, these interim consolidated financial statements include all the adjustments necessary to present fairly such interim consolidated financial statements. The consolidated statements of income and retained earnings and cash flows for interim periods are not necessarily indicative of results on an annual basis due to short-term variations as well as the timing of acquisitions, if any, during interim periods.

     Principles of Consolidation

     Effective January 1, 2005, the Company adopted Accounting Guideline 15-Consolidation of Variable Interest Entities (VIEs). These consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries that are not considered to be VIEs and all VIEs for which the Company is the primary beneficiary. All significant intercompany accounts and transactions have been eliminated. The adoption of this accounting guideline has not had an impact on these interim consolidated financial statements.

2.   Business Acquisitions

     Acquisitions are accounted for under the purchase method of accounting, and the results of earnings since the respective dates of acquisition are included in the consolidated statements of income. The purchase prices of acquisitions are generally subject to price adjustment clauses included in the purchase agreements. From time to time, as a result of the timing of acquisitions in relation to the Company's reporting schedule, certain of the purchase price allocations may not be finalized at the initial time of reporting. In the case of some acquisitions, the additional consideration payable based on future performance parameters may be adjusted upward or downward. As at September 30, 2005, the maximum contingent consideration that may be payable in 2005 and future years is approximately $9,000. Such additional consideration is recorded as additional goodwill in the period in which the consideration to be paid is confirmed.

     On August 3, 2005, the Company acquired the shares and business of CPV Group Architects & Engineers Ltd. for cash consideration. This acquisition strengthens the Company's architecture and interior design presence in Canada.

     On September 15, 2005, the Company acquired the shares and business of The Keith Companies, Inc. (Keith) for a combination of cash consideration and Stantec common shares. Under the terms of the agreement, the number of common shares issued as consideration was based on the average sale price of the Stantec common stock on the Toronto Stock Exchange for each of the 20 trading days ending on the second trading day prior to the closing of the merger, converted to US dollars for each trading day at the noon buying rate quoted by the Federal Reserve Bank of New York on such trading day. In order for the Keith transaction to qualify as a reorganization under the provisions of Section 368(a) of the U.S. Internal Revenue Code of 1986, a portion of Keith's cash, at the time of acquisition, is subject to restrictions on its use. Generally, the restricted cash can be used to fund future acquisitions as well as future capital expenditures. The acquisition of Keith supplements the Company's urban land development services group and increases the breadth and depth of the Company's multidiscipline engineering and consulting services by adding employees and offices throughout the western and midwestern United States.

     The purchase price allocations for the CPV Group Architects & Engineers Ltd. and Keith acquisitions have not yet been finalized. Purchase price allocations are completed after the vendor's final financial statements and income tax returns have been prepared and accepted by the Company. The Company expects to finalize these purchase price allocations during the fourth quarter of 2005.

                                  STANTEC INC.

                 Notes to the Consolidated Financial Statements
                                   (Unaudited)

2.   Business Acquisitions continued...

     During the first three quarters of 2005, the Company also paid additional contingent consideration in connection with the Cosburn Patterson Mather Limited (2002) acquisition and adjusted the purchase price on the Ecological Services Group Inc. (2003), The Sear-Brown Group, Inc. (2004), the GBR Architects Limited (2004), and the Dunlop Architects Inc. (2004) acquisitions pursuant to price adjustment clauses included in the purchase agreements.

     During the first three quarters of 2004, the Company acquired the shares and businesses of The Sear-Brown Group, Inc. (April 2, 2004) and GBR Architects Limited (May 31, 2004) and reduced the purchase price in connection with the Cosburn Patterson Mather Limited (2002), The Spink Corporation (2001), the APAI Architecture Inc. (2003), the Ecological Services Group Inc. (2003), and The RPA Group (2002) acquisitions pursuant to price adjustment clauses included in the purchase agreements.

     The Sear-Brown acquisition opened up a new geographic market for the Company in the US Northeast and a new practice area in the bio/pharmaceuticals industry. The acquisition of GBR Architects supplemented the Company's architecture and interior design practice while increasing the Company's presence in Winnipeg.

     Details of the aggregate consideration given and of the fair values of net assets acquired or adjusted for in the first three quarters of each year are as follows:

                                                      Keith           Other          Total           Total
                                                       2005            2005           2005            2004
     (in thousands of Canadian dollars)                   $               $              $               $
     ----------------------------------------------------------------------------------------------------------
     Cash consideration                             107,062           2,200         109,262          8,811
     Share consideration                            125,540               -         125,540              -
     Promissory notes, due 2004 through 2007              -           1,830           1,830            199
     ----------------------------------------------------------------------------------------------------------
     Purchase price                                 232,602           4,030         236,632          9,010
     ==========================================================================================================
     Assets and liabilities acquired at fair
        values
          Cash acquired (bank indebtedness
            assumed)                                 22,075            (215)         21,860         (6,213)
          Restricted cash acquired                   30,882               -          30,882
          Non-cash working capital                   13,147           1,370          14,517          3,536
          Property and equipment                      4,957             334           5,291          2,627
          Goodwill                                  156,520           1,710         158,230         14,002
          Other long-term assets                        586               -             586              -
          Intangible assets
              Client relationships                    9,299             144           9,443          2,045
              Contract backlog                        3,706             556           4,262            526
          Long-term debt                                                  -                         (7,073)
          Future income taxes                        (9,056)           (199)         (9,255)          (440)
          Other long-term liabilities                  (697)            330            (367)             -
          Deferred stock compensation                 1,183               -           1,183              -
     ----------------------------------------------------------------------------------------------------------
     Net assets acquired                            232,602           4,030         236,632          9,010
     =========================================== =============== =============== ============== ===============

     All of the goodwill is non-deductible for income tax purposes.

     As a result of the Keith acquisition, the Company has assumed commitments for operating leases of approximately C$4 million, annually.

                                  STANTEC INC.

                 Notes to the Consolidated Financial Statements
                                   (Unaudited)

3.   Long-Term Debt

                                                 September 30      December 31
                                                         2005             2004
     (in thousands of Canadian dollars)                     $                $
     -------------------------------------------------------------------------
     Non-interest-bearing note payable                    120              111
     Other non-interest-bearing notes payable           5,028            7,862
     Bank loan                                         95,929           23,997
     Mortgages payable                                  1,721            1,765
     Other                                                 81              240
     -------------------------------------------------------------------------
                                                      102,879           33,975
     Less current portion                               4,362           12,820
     -------------------------------------------------------------------------
                                                       98,517           21,155
     =========================================================================

     During the third quarter, the Company replaced its existing revolving credit facility with a revolving credit facility in the amount of $160 million due on August 31, 2008. This facility is available for acquisitions, working capital needs, capital expenditures, and general corporate purposes. As of September 30, 2005, the facility was accessed to finance a portion of the Keith acquisition. Depending on the form under which the credit facility is accessed, rates of interest will vary between Canadian prime, US base rate, or LIBOR rate or bankers acceptance rates plus 65 or 85 basis points. The credit facility agreement contains restrictive covenants, including, but not limited to, debt to earnings and earnings to debt service ratios. The Company was in compliance with all covenants under this agreement as at September 30, 2005. All assets of the Company are held as collateral under a general security agreement for the bank loan and bank indebtedness. The mortgages payable are supported by first mortgages against land and buildings.

     The interest expense on long-term debt in Q3 05 was $413,000 (Q3 04 - $509,000), with a year-to-date expense of $1,131,000 (2004 -
     $1,708,000).

                                  STANTEC INC.

                 Notes to the Consolidated Financial Statements
                                   (Unaudited)

4.   Share Capital

                                                          Capital Stock                    Contributed Surplus
                                           ---------------------------------------------  -------------------------
                                              2005                        2004               2005       2004
                                           --------------------   ----------------------  -----------  ------------
                                           Common                      Common
                                           Shares                      Shares
     (in thousands of Canadian dollars)         #           $               #           $          $         $
     --------------------------------------------------------------------------------------------------------------
     Balance, beginning of year      18,871,085       87,656     18,327,284       84,281     2,544      1,842
     Share options exercised for
        cash                             64,834          440        155,434          855         -          -
     Stock-based compensation
        expense                                                                                254        178
     Shares repurchased under
        normal course issuer bid         (2,900)         (15)       (17,900)         (83)       (1)        (1)
     Reclassification of fair
        value of stock options
        previously expensed                               57                           -       (57)         -
     ----------------------------------------------------------------------------------------------------------
     Balance, as at March 31         18,933,019       88,138     18,464,818       85,053     2,740      2,019

     Share options exercised for
        cash                             20,167           95         15,500           63         -          -
     Stock-based compensation
        expense                                                                                251        176
     Shares repurchased under
        normal course issuer bid         (3,900)         (18)        (4,000)         (18)        -         (1)
     Reclassification of fair
        value of stock options
        previously expensed                                3                          15        (3)       (15)
     ----------------------------------------------------------------------------------------------------------
     Balance, as at June 30          18,949,286       88,218     18,476,318       85,113     2,988      2,179

     Share options exercised for
        cash                             26,368          275         32,000          137         -          -
     Stock-based compensation
        expense                                                                                249        176
     Shares repurchased under
        normal course issuer bid              -            -         (4,800)         (21)        -         (1)
     Reclassification of fair
        value of stock options
        previously expensed                               56                           -       (56)
     Shares issued on acquisition     3,328,776      123,365              -            -         -          -
     Restricted shares issued on
        acquisition                                                                          2,175          -
     Share issue costs                                (1,421)                          -         -          -
     ----------------------------------------------------------------------------------------------------------
     Balance, as at
        September 30                 22,304,430      210,493     18,503,518       85,229     5,356      2,354
     ==========================================================================================================

                                  STANTEC INC.

                 Notes to the Consolidated Financial Statements
                                   (Unaudited)

4.   Share Capital continued...

     During Q3 05, the Company did not repurchase any common shares for cancellation pursuant to an ongoing normal course issuer bid. In Q3 04, 4,800 common shares were repurchased at a cost of $116,000. Of this amount, $21,000 and $1,000 reduced the share capital and contributed surplus accounts respectively, with $94,000 being charged to retained earnings.

     During 2005, 6,800 common shares (2004 - 26,700) were repurchased for cancellation pursuant to an ongoing normal course issuer bid at a cost of $195,000 (2004 - $661,000). Of this amount, $33,000 and $1,000 (2004 -
     $122,000 and $3,000) reduced the share capital and contributed surplus accounts respectively, with $161,000 (2004 - $536,000) being charged to retained earnings.

     During Q3 05, the Company recognized a stock-based compensation expense of $476,000 (Q3 04 - $202,000) in administrative and marketing expenses. The amount relating to the fair value of the options granted ($249,000; Q3 04 - $176,000) was reflected through contributed surplus, the amount relating to deferred share unit compensation ($180,000; Q3 04 - $26,000) was reflected through accrued liabilities, and the amount relating to the restricted shares issued on the Keith acquisition ($47,000) was reflected through deferred stock compensation.

     During 2005, the Company recognized a stock-based compensation expense of $1,159,000 (2004 - $706,000) in administrative and marketing expenses. The amount relating to the fair value of the options granted ($754,000; 2004 - $530,000) was reflected through contributed surplus, the amount relating to deferred share unit compensation ($358,000; 2004 - $176,000) was reflected through accrued liabilities, and the amount relating to the restricted shares issued on the Keith acquisition ($47,000) was reflected through deferred stock compensation. Upon the exercise of share options for which a stock-based compensation expense has been recognized, the cash paid together with the related portion of contributed surplus is credited to share capital.

5.   Segmented Information

     The Company provides comprehensive professional services in the area of infrastructure and facilities. The Company considers the basis on which it is organized, including geographic areas and service offerings, in identifying its reportable segments. Operating segments of the Company are defined as components of the Company for which separate financial information is available that is evaluated regularly by the chief operating decision maker in allocating resources and assessing performance. The chief operating decision maker is the Chief Executive Officer of the Company, and the Company's operating segments are based on its regional geographic areas.

     All operations of the Company are included in one reportable segment as Consulting Services, which provides services throughout North America and internationally.

     Geographic information

                                         Property and Equipment, Goodwill, Intangible Assets
                                         -------------------------------------------------------------
     (in thousands of Canadian dollars)         September 30, 2005                  December 31, 2004
                                                                 $                                  $
     -------------------------------------------------------------------------------------------------
     Canada                                                 91,323                             86,731
     United States                                         220,034                             52,032
     International                                             435                                471
     -------------------------------------------------------------------------------------------------
                                                           311,792                            139,234
     =================================================================================================

                                  STANTEC INC.

                 Notes to the Consolidated Financial Statements
                                   (Unaudited)

5.   Segmented Information continued...

     Geographic information

                                                                         Gross Revenue
                                                 --------------------------------------------------------------
                                                        For the quarter ended      For the three quarters ended
                                                              September 30                   September 30
                                                           2005            2004           2005            2004
     (in thousands of Canadian dollars)                       $               $              $               $
     ----------------------------------------------------------------------------------------------------------
     Canada                                              94,051          81,736        277,373         239,161
     United States                                       51,189          57,799        157,293         151,405
     International                                          826             216          2,708           3,317
     ----------------------------------------------------------------------------------------------------------
                                                        146,066         139,751        437,374         393,883
     ==========================================================================================================

      Practice area information

                                                                         Gross Revenue
                                                 --------------------------------------------------------------
                                                       For the quarter ended       For the three quarters ended
                                                            September 30                   September 30
                                                           2005            2004           2005            2004
     (in thousands of Canadian dollars)                       $               $              $               $
     ----------------------------------------------------------------------------------------------------------
     Consulting Services
        Environment                                      23,751          27,374         73,867          82,269
        Buildings                                        35,517          25,933        113,361          77,710
        Transportation                                   22,633          26,238         68,180          69,264
        Urban Land                                       51,247          46,018        142,605         129,939
        Industrial                                       12,918          13,974         39,361          33,935
     ----------------------------------------------------------------------------------------------------------
                                                        146,066         139,537        437,374         393,117
     Other                                                    -             214              -             766
     ----------------------------------------------------------------------------------------------------------
                                                        146,066         139,751        437,374         393,883
     ==========================================================================================================


6.   Employee Future Benefits

     The Company contributes to group retirement savings plans and an employee share purchase plan based on the amount of employee contributions subject to maximum limits per employee. The Company accounts for such contributions as an expense in the period in which they are incurred. The expense recorded in Q3 05 was $1,966,000 (Q3 04 - $1,774,000), with a year-to-date expense of $6,037,000 (2004 - $5,562,000).

                                  STANTEC INC.

                 Notes to the Consolidated Financial Statements
                                   (Unaudited)

7.   Cash Flows From (Used In) Operating Activities

     Cash flows from operating activities determined by the indirect method are as follows:

                                                     For the quarter ended       For the three quarters ended
                                                          September 30                   September 30
                                                        2005            2004           2005            2004
     (in thousands of Canadian dollars)                    $               $              $               $
     ----------------------------------------------------------------------------------------------------------
     Net income for the period                        12,833           8,488          32,634         20,591
     Add (deduct) items not affecting cash:
        Depreciation of property and equipment         3,078           3,253           8,762          8,865
        Amortization of intangible assets                423             444             849          1,040
        Future income tax                              1,165            (810)          2,929         (1,059)
        Loss on dispositions of investments
          and property and equipment                      31             540             369            567
        Stock-based compensation expense                 476             202           1,159            706
        Provision for self-insured liability             824           1,928           4,273          4,809
        Other non-cash items                             234             188             489            310
        Share of (income) loss from equity
          investments                                      6            (105)           (102)          (311)
     Dividends from equity investments                   100               -             350            200
     ----------------------------------------------------------------------------------------------------------
                                                      19,170          14,128          51,712         35,718
     ----------------------------------------------------------------------------------------------------------
     Change in non-cash working capital accounts:
     Accounts receivable                               8,501             100           6,948        (14,036)
     Costs and estimated earnings in excess of
        billings                                      (1,789)          2,785          (2,713)        19,024
     Prepaid expenses                                   (822)         (1,277)            (74)          (811)
     Accounts payable and accrued liabilities         (5,453)          1,255         (13,475)       (12,248)
     Billings in excess of costs and estimated
        earnings                                         791             199            (914)          (772)
     Income taxes payable/recoverable                    590           2,620          (7,963)         9,000
     ----------------------------------------------------------------------------------------------------------
                                                       1,818           5,682         (18,191)           157
     ----------------------------------------------------------------------------------------------------------
     Cash flows from operating activities             20,988          19,810          33,521         35,875
     ==========================================================================================================


8.   Subsequent Events

     On October 1, 2005, the Company acquired the shares and business of Keen Engineering for cash consideration and promissory notes of $15 million. The cash consideration was financed through use of the Company's existing cash and available credit facilities. The acquisition of Keen Engineering increases the Company's buildings engineering and sustainable design capabilities in Canada and the United States.

Stantec Inc.

Management's Discussion and Analysis

October 21, 2005

This Management's Discussion and Analysis of Stantec's operations and cash flows for the quarter ended September 30, 2005, should be read in conjunction with our Company's unaudited interim consolidated financial statements and related notes for the quarter ended September 30, 2005, the Management's Discussion and Analysis and audited consolidated financial statements and related notes included in our 2004 Annual Report, and the Report to Shareholders contained in our 2005 Third Quarter Report. Our Company continues to use the same accounting policies and methods as those used in 2004 except as disclosed in note 1 to the unaudited interim consolidated financial statements for the quarter ended September 30, 2005. This new accounting policy for consolidation was adopted in accordance with Accounting Guideline 15--Consolidation of Variable Interest Entities (VIEs). This guideline provides the framework for identifying VIEs as well as procedures for determining when they should be included in consolidated results. The adoption of this accounting guideline has not had an impact on these interim consolidated financial statements. Additional information regarding our Company, including our Annual Information Form, is available on SEDAR at www.sedar.com.

This report includes references to and uses terms that are not specifically defined in the Canadian Institute of Chartered Accountants Handbook and do not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP). These non-GAAP measures may not be comparable to similar measures presented by other companies. We refer to and use the terms "net revenue" and "gross margin" throughout our analysis. In the course of providing services, we incur certain direct costs for subconsultants, equipment, and other expenditures that are recoverable directly from our clients. The revenue associated with these direct costs is included in our gross revenue. Since such direct costs and their associated revenue can vary significantly from contract to contract, changes in our gross revenue may not be indicative of our revenue trends. Accordingly, we also report net revenue, which is defined as gross revenue less subconsultant and other direct expenses. Gross margin is defined as net revenue less direct payroll costs.

This report includes forward-looking statements that are based on current expectations and are therefore subject to risks and uncertainties. These statements can be identified by the use of forward-looking terminology such as "expects," "believes," "may," "will," "should," "estimates," "anticipates," or the negative thereof or other variations thereon. We caution readers that, by their nature, forward-looking statements involve risks and uncertainties and that the Company's actual actions or results may differ materially. The Company does not undertake to update any forwardlooking statement, whether written or verbal, that may be made from time to time by the organization or on its behalf. Reference should also be made to the Caution Regarding Forward-Looking Statements and the Risk section of the Management's Discussion and Analysis included in our 2004 Annual Report.

STRATEGIC DEVELOPMENTS
Below are highlights of our major strategic developments for the quarter ended September 30, 2005, as we continue to progress toward our goals:

     o On August 3, 2005, we completed the acquisition of CPV Group Architects & Engineers Ltd., adding over 60 people to our Alberta and British Columbia offices and subsequently converting their operations to our enterprise management system. This addition will strengthen our architecture and interior design presence in Canada.

     o On August 5, 2005, we started trading our common shares on the New York Stock Exchange under the symbol SXC in addition to trading through our existing Toronto Stock

          Exchange listing as STN. Our new listing gives us exposure to a larger capital base as well as the opportunity to strengthen our brand recognition in the United States.

     o On September 15, 2005, we completed the acquisition of The Keith Companies, Inc., adding over 850 people to supplement our strength in our Urban Land practice area and increase the breadth and depth of our multidiscipline engineering and consulting services in the western and midwestern United States.

     o During the third quarter, we replaced our existing credit facility with a $160 million three-year revolving credit facility to be available for acquisitions, working capital needs, capital expenditures, and general corporate purposes. This financing gives us the flexibility to continue to achieve our growth plan to become a top 10 global design firm.

     o During the third quarter, we conducted our annual goodwill impairment review. An independent third party was contracted to perform a valuation of the goodwill of our operations in the US Southeast. The review concluded that there was no impairment of goodwill.

OVERALL PERFORMANCE
Our Company operates in one reportable segment - Consulting Services. We provide knowledge-based solutions for infrastructure and facilities projects through value-added professional services principally under fee-for-service agreements with clients.

Gross revenue for Q3 05 increased by 4.5% to $146.1 million from $139.8 million in Q3 04. Net revenue increased by 5.1% to $125.9 million compared to $119.8 million, and net income increased by $4.3 million to $12.8 million. Basic earnings per share were $0.66 for Q3 05, and diluted earnings per share were $0.64, compared to basic and diluted earnings per share of $0.46 and $0.44 respectively for Q3 04.

On a year-to-date basis, gross revenue increased by 11.0% to $437.4 million from $393.9 million in 2004. Net revenue increased by 8.9% to $372.7 million compared to $342.1 million, and net income increased by $12.0 million to $32.6 million. Year-to-date basic earnings per share were $1.71 for 2005, and diluted earnings per share were $1.66, compared to basic and diluted earnings per share of $1.12 and $1.07 respectively for 2004. Our level of investment in costs and estimated earnings in excess of billings and in accounts receivable (i.e., number of days' revenues) was at 97 days of revenue at the end of the third quarter, compared to 96 days at the end of the second quarter and 101 days at the end of 2004.

Cash flows from operating activities were $21.0 million during Q3 05, compared to $19.8 million in Q3 04. An increase in cash receipts from clients was offset by an increase in income taxes paid and cash paid to suppliers and employees. On a year-to-date basis, cash flows from operating activities were $33.5 million for 2005, compared to $35.9 million for 2004. This change was due to an increase of $19.2 million in income taxes paid in 2005 compared to 2004, offset by a net of $14.8 million in increased cash receipts from clients less cash paid to suppliers and employees.

The increase in cash used in investing activities during Q3 05 compared to Q3 04 was $85.9 million. This change was due to the acquisition of CPV Group Architects & Engineers Ltd. and of The Keith Companies, Inc. in Q3 05. The increase of $86.5 million in cash from financing activities in Q3 05 compared to Q3 04 was due to the accessing of a new revolving credit facility during the third quarter to finance The Keith Companies, Inc. acquisition.

There have been no significant changes in our industry environment or market opportunities as discussed in the Future Expectations section of our 2004 Annual Report.

The following table summarizes our key operating results on a percentage of net revenue basis and the percentage increase in the dollar amount of these results compared to the same periods last year:

                                                 ---------------------------------------------------------------------------
                                                         Quarter ended Sep 30              Three quarters ended Sep 30
                                                 ---------------------------------------------------------------------------
                                                   % of Net Revenue      % Increase*     % of Net Revenue      % Increase*
                                                   ----------------      -----------     ----------------      -----------
                                                 ---------------------------------------------------------------------------
                                                   2005        2004     2005 vs. 2004     2005       2004     2005 vs. 2004
----------------------------------------------------------------------------------------------------------------------------
Gross revenue                                       116.0%      116.6%           4.5%      117.4%     115.1%          11.0%
----------------------------------------------------------------------------------------------------------------------------
Net revenue                                         100.0%      100.0%           5.1%      100.0%     100.0%           8.9%
----------------------------------------------------------------------------------------------------------------------------
Direct payroll costs                                 43.3%       47.9%         (5.0%)       44.0%      46.8%           2.3%
----------------------------------------------------------------------------------------------------------------------------
Gross margin                                         56.7%       52.1%          14.3%       56.0%      53.2%          14.8%
----------------------------------------------------------------------------------------------------------------------------
Administrative and marketing expenses                38.4%       37.7%           7.1%       40.0%      40.4%           7.8%
----------------------------------------------------------------------------------------------------------------------------
Depreciation of property and equipment                2.5%        2.7%         (5.4%)        2.3%       2.6%         (1.2%)
----------------------------------------------------------------------------------------------------------------------------
Amortization of intangible assets                     0.3%        0.4%         (4.7%)        0.2%       0.3%        (18.4%)
----------------------------------------------------------------------------------------------------------------------------
Net interest expense                                  0.1%        0.7%        (86.7%)        0.1%       0.7%        (88.0%)
----------------------------------------------------------------------------------------------------------------------------
Foreign exchange (gains) losses                     (0.3%)        0.0%            n/m      (0.1%)       0.0%            n/m
----------------------------------------------------------------------------------------------------------------------------
Share of (income) loss from associated                0.0%      (0.1%)       (105.7%)        0.0%     (0.1%)        (67.2%)
companies
----------------------------------------------------------------------------------------------------------------------------
Income before income taxes                           15.7%       10.7%          54.6%       13.5%       9.3%          58.5%
----------------------------------------------------------------------------------------------------------------------------
Income taxes                                          5.5%        3.6%          61.5%        4.7%       3.3%          58.5%
----------------------------------------------------------------------------------------------------------------------------
Net income for the period                            10.2%        7.1%          51.2%        8.8%       6.0%          58.5%
----------------------------------------------------------------------------------------------------------------------------

* % increase calculated based on the dollar change from the comparable period. n/m = not meaningful

SUMMARY OF QUARTERLY RESULTS
The following table sets forth selected data derived from our consolidated financial statements for each of the eight most recently completed quarters. This information should be read in conjunction with the applicable interim unaudited and annual audited consolidated financial statements and related notes thereto.


--------------------------------------------------------------------------------------------------------------------
Quarterly unaudited financial Information (in thousands of Canadian dollars, except per share data)
--------------------------------------------------------------------------------------------------------------------
                                                  Dec 31, 2004     Mar 31, 2005      Jun 30, 2005      Sep 30, 2005
--------------------------------------------------------------------------------------------------------------------
Gross revenue                                          126,996          141,144           150,164           146,066
--------------------------------------------------------------------------------------------------------------------
Net revenue                                            107,065          119,133           127,657           125,870
--------------------------------------------------------------------------------------------------------------------
Net income                                               9,599            6,735            13,066            12,833
--------------------------------------------------------------------------------------------------------------------
EPS - basic                                               0.52             0.36              0.69              0.66
--------------------------------------------------------------------------------------------------------------------
EPS - diluted                                             0.50             0.35              0.67              0.64
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
                                                  Dec 31, 2003     Mar 31, 2004      Jun 30, 2004      Sep 30, 2004
--------------------------------------------------------------------------------------------------------------------
Gross revenue                                          111,616          117,317           136,815           139,751
--------------------------------------------------------------------------------------------------------------------
Net revenue                                             92,850          103,566           118,710           119,810
--------------------------------------------------------------------------------------------------------------------
Net income                                               6,350            5,658             6,445             8,488
--------------------------------------------------------------------------------------------------------------------
EPS - basic                                               0.35             0.31              0.35              0.46
--------------------------------------------------------------------------------------------------------------------
EPS - diluted                                             0.33             0.30              0.33              0.44
--------------------------------------------------------------------------------------------------------------------

The following table summarizes the impact of acquisitions, internal growth, and foreign exchange on our gross revenue for the following quarterly comparisons:

--------------------------------------------------------------------------------------------------------------------
(in thousands of Canadian dollars)               Q4 04 vs.         Q1 05 vs.        Q2 05 vs.         Q3 05 vs.
                                                   Q4 03             Q1 04            Q2 04             Q3 04
--------------------------------------------------------------------------------------------------------------------
Increase (decrease) in gross revenue due to:
--------------------------------------------------------------------------------------------------------------------
Acquisitions completed in current and prior            14,636           23,209            14,237             9,900
two years
--------------------------------------------------------------------------------------------------------------------
Net internal growth                                     3,418            3,267             4,278               814
--------------------------------------------------------------------------------------------------------------------
Impact of foreign exchange rates on revenue           (2,674)          (2,649)           (5,166)           (4,399)
earned by foreign subsidiaries
---------------------------------------------=======================================================================
Total increase in gross revenue                        15,380           23,827            13,349             6,315
---------------------------------------------=======================================================================

RESULTS OF OPERATIONS
The following discussion summarizes certain factors affecting our results of operations for the third quarter and first three quarters ending 2005 and 2004, which should be read in conjunction with our unaudited consolidated financial statements.

Gross Revenue
The net increase in gross revenue was $6.3 million for Q3 05 over Q3 04 due to growth from acquisitions of $9.9 million and internal growth of $0.8 million offset by an impact of foreign exchange rates on revenue earned by foreign subsidiaries of $4.4 million. The year-to-date increase of $43.5 million in gross revenue for 2005 over 2004 was due to growth from acquisitions of $47.3 million and internal growth of $8.4 million offset by an impact of foreign exchange rates on revenue earned by foreign subsidiaries of $12.2 million.

The following table summarizes gross revenue by practice area for the third quarter and first three quarters of 2005 and 2004:

--------------------------------------------------------------------------------------------------------------------
(in thousands of Canadian dollars)             Quarter ended Sep 30                Three quarters ended Sep 30
--------------------------------------------------------------------------------------------------------------------
Practice Area Gross Revenue               2005         2004        Change        2005        2004         Change
--------------------------------------------------------------------------------------------------------------------
Environment                                 23,751      27,374       (3,623)      73,867       82,269       (8,402)
--------------------------------------------------------------------------------------------------------------------
Buildings                                   35,517      25,933         9,584     113,361       77,710        35,651
--------------------------------------------------------------------------------------------------------------------
Transportation                              22,633      26,238       (3,605)      68,180       69,264       (1,084)
--------------------------------------------------------------------------------------------------------------------
Urban Land                                  51,247      46,018         5,229     142,605      129,939        12,666
--------------------------------------------------------------------------------------------------------------------
Industrial                                  12,918      13,974       (1,056)      39,361       33,935         5,426
---------------------------------------------=======================================================================
Total Consulting Services                  146,066     139,537         6,529     437,374      393,117        44,257
--------------------------------------------------------------------------------------------------------------------
Other                                            -         214         (214)           -          766         (766)
---------------------------------------------=======================================================================
Total                                      146,066     139,751         6,315     437,374      393,883        43,491
---------------------------------------------=======================================================================

The impact of acquisitions completed in the current and prior two years, net internal growth, and foreign exchange rates on revenue earned by foreign subsidiaries on gross revenue earned by practice area is summarized below:



--------------------------------------------------------------------------------------------------------------------------
(in thousands of Canadian dollars)              Quarter ended Sep 30                    Three quarters ended Sep 30
--------------------------------------------------------------------------------------------------------------------------
Practice Area Gross Revenue          Total      Change due   Change Due to Net   Total      Change due      Change Due to
                                     Change         to        Internal Growth    Change         to          Net Internal
                                               Acquisitions     and Foreign                Acquisitions      Growth and
                                                                  Exchange                                Foreign Exchange
--------------------------------------------------------------------------------------------------------------------------
Environment                          (3,623)       126            (3,749)        (8,402)       1,962          (10,364)
--------------------------------------------------------------------------------------------------------------------------
Buildings                             9,584       7,674            1,910          35,651      29,996            5,655
--------------------------------------------------------------------------------------------------------------------------
Transportation                       (3,605)     (2,139)          (1,466)        (1,084)         361           (1,445)
--------------------------------------------------------------------------------------------------------------------------
Urban Land                            5,229       5,193               36         12,666        6,776            5,890
--------------------------------------------------------------------------------------------------------------------------
Industrial                           (1,056)       (955)            (101)         5,426        8,250           (2,824)
-------------------------------------=====================================================================================
Total Consulting Services             6,529       9,899           (3,370)         44,257      47,346           (3,089)
-------------------------------------=====================================================================================

The following lists the acquisitions completed in 2003 through 2005 that impacted each of our practice areas:

     o Environment: The Keith Companies, Inc. (September 2005); The Sear-Brown Group, Inc. (April 2004); and Ecological Services Group Inc. (May 2003).

     o Buildings: The Keith Companies, Inc. (September 2005); CPV Group Architects & Engineers Ltd. (August 2005); GBR Architects Limited (May
          2004); Dunlop Architects Inc. (October 2004); The Sear-Brown Group, Inc. (April 2004); and APAI Architecture Inc. and Mandalian Enterprises Limited (January 2003).

     o    Transportation: The Sear-Brown Group, Inc. (April 2004).

     o Urban Land and Industrial: The Keith Companies, Inc. (September 2005); and The Sear-Brown Group, Inc. (April 2004).

During the last half of 2004, certain of our operations in the Environment practice area were curtailed through staff reductions, resulting in a decrease in the level of revenue generated in the first three quarters of 2005 compared to 2004. In addition, the uncertainty of US federal funding during the same periods in 2004 impacted the gross revenue generated by our Transportation practice area for Q3 05 and the year to date. Opportunities in the United States are expected to increase with the recent signing of the Safe, Accountable, Flexible, Efficient Transportation Equity Act: A Legacy for Users Program.

Gross Margin
Gross margin as a percentage of net revenue achieved during Q3 05 compared to Q3 04 was 56.7% and 52.1% respectively. The year-to-date gross margin was 56.0% for 2005, compared to 53.2% for 2004. During 2005, we implemented a fixed rate disbursement process as a means of simplifying the recovery of administrative disbursements related to billable projects. The impact of this change for 2005 year to date has been an increase of approximately 1.2% in overall gross margin. In addition, the information available from our new enterprise management system has contributed to improved project management and enhanced gross margin. There will also continue to be fluctuations in the margins reported from quarter to quarter as a result of the mix of projects in progress during any quarter.

The following table shows gross margins by practice area for the third quarter of 2005 and 2004 and on a year-to-date basis for 2005 and 2004:

--------------------------------------------------------------------------------------------------------------------
                                                    Quarter ended Sep 30            Three Quarters ended Sep 30
--------------------------------------------------------------------------------------------------------------------
Practice Area Gross Margin                          2005             2004              2005              2004
--------------------------------------------------------------------------------------------------------------------
Environment                                              56.6%            53.5%             56.3%             54.5%
--------------------------------------------------------------------------------------------------------------------
Buildings                                                58.5%            50.6%             55.9%             52.1%
--------------------------------------------------------------------------------------------------------------------
Transportation                                           55.1%            55.5%             55.6%             54.4%
--------------------------------------------------------------------------------------------------------------------
Urban Land                                               58.1%            52.7%             58.0%             54.6%
--------------------------------------------------------------------------------------------------------------------
Industrial                                               49.1%            41.6%             48.7%             44.8%
--------------------------------------------------------------------------------------------------------------------

Gross margin percentages have increased in all practice areas in the first three quarters of 2005 compared to the first three quarters of 2004, which is attributable to the same factors noted above. Overall, the margins are higher than the anticipated range of 53 to 55% set out in our 2004 Annual Report, except in our Industrial practice area where the year-to-date gross margin is 48.7%. This practice area experienced a slow start in the year; however, its margins are steadily increasing, and opportunities exist with the addition of skills from The Keith Companies, Inc. acquisition.

Administrative and Marketing Expenses
Administrative and marketing expenses as a percentage of net revenue were 38.4% for Q3 05, compared to 37.7% for Q3 04. Year-to-date administrative and marketing expenses as a percentage of net revenue were 40.0% for 2005 compared to 40.4% for 2004 and to our expectation of between 40 and 42% for fiscal 2005. Administrative and marketing expenses may fluctuate from quarter to quarter as a result of the amount of staff time charged to marketing and administrative labor, which is influenced by the mix of projects in progress and being pursued during the period.

Depreciation of Property and Equipment
Depreciation of property and equipment as a percentage of net revenue decreased from 2.7% in Q3 04 to 2.5% in Q3 05 and from 2.6% to 2.3% on a year-to-date basis. The reduction in the depreciation expense related to the sale of our office building in Edmonton, Alberta, during Q4 04 has been offset by an increase from acquisitions completed during 2004 combined with the depreciation expense associated with normal asset additions. Year over year, our depreciation expense has remained relatively constant, resulting in a reduction as a percentage of an increasing net revenue base.

Amortization of Intangible Assets
The timing of completed acquisitions, as well as the type of intangible assets acquired, impacts the amount of amortization of intangible assets. Client relationships and other intangible assets are amortized over estimated useful lives ranging from 10 to 15 years, whereas contract backlog is amortized over an estimated useful life of generally less than one year. As a result, the impact of amortization of contract backlog can be significant in the two to four quarters following an acquisition. The table below summarizes the amortization of identifiable intangible assets:

--------------------------------------------------------------------------------------------------------------------
(in thousands of Canadian dollars)                         Quarter ended Sep 30       Three quarters ended Sep 30
--------------------------------------------------------------------------------------------------------------------
                                                            2005           2004           2005            2004
--------------------------------------------------------------------------------------------------------------------
Amortization of client relationships and other                 228           183             604             502
--------------------------------------------------------------------------------------------------------------------
Amortization of backlog                                        195           261             245             539
--------------------------------------------------------============================================================
Total amortization of intangible assets                        423           444             849           1,041
--------------------------------------------------------============================================================

Net Interest Expense
The reduction of $741,000 in net interest expense in Q3 05 compared to Q3 04 was a result of maintaining a positive cash position throughout Q3 05 compared to a bank indebtedness of $27.9 million at the end of Q3 04. In addition, our total long-term debt position throughout the first three quarters of 2005 was less than it was throughout the same period in 2004, which contributed to the reduction in overall interest expense. We accessed $75 million of our new debt facility on September 8, 2005, and US$18 million (C$20.9 million) on September 12, 2005, which will increase the interest expense in the next quarter. The year-to-date decrease of $2.1 million in interest expense is attributable to the same factors noted above.

Foreign Exchange
On a year-to-date basis, we have recorded a foreign exchange gain of $0.3 million, compared to a negligible loss reflected in 2004. The foreign exchange gains and losses reported have arisen on the translation of the foreign-denominated assets and liabilities held in our Canadian companies and in our non-US-based foreign subsidiaries. We minimize our exposure to foreign exchange fluctuations by matching US-dollar assets with US-dollar liabilities and by entering into forward contracts to buy or sell US dollars in exchange for Canadian dollars. The net impact of the forward exchange transactions completed during Q3 05 resulted in a gain of $373,000.

Income Taxes
Our effective income tax rate for Q3 05 remained consistent with the rate for Q2 05 at 35.0%, compared to 32.4% for the year ended December 31, 2004. Our estimated income tax rate is adjusted quarterly, based on changes in statutory rates in the jurisdictions in which we operate as well as on our estimated earnings in each of these jurisdictions. For 2005 we are expecting an increase in the proportion of income earned by our US operations. Because the US has higher statutory income tax rates than Canada, our estimated overall effective income tax rate for 2005 has increased over that for 2004.

LIQUIDITY AND CAPITAL RESOURCES
The following table represents summarized working capital information as at September 30, 2005, compared to December 31, 2004:

--------------------------------------------------------------------------------------------------------------------
(in thousands of Canadian dollars except ratio)              Sep 30, 2005       Dec 31, 2004          % Change
--------------------------------------------------------------------------------------------------------------------
Current assets                                                       276,163            208,755               32.3%
--------------------------------------------------------------------------------------------------------------------
Current liabilities                                                (130,473)          (126,755)                2.9%
--------------------------------------------------------------------------------------------------------------------
Working capital                                                      145,690             82,000               77.7%
--------------------------------------------------------------------------------------------------------------------
Ratio of current assets to current liabilities                          2.12               1.65                 n/a
--------------------------------------------------------------------------------------------------------------------

Our cash flows from operating, investing, and financing activities, as reflected in the Consolidated Statements of Cash Flows, are summarized in the following table:

----------------------------------------------------------------------------------------------------------------------------
(in thousands of Canadian dollars)                     Quarter ended Sep 30                Three quarters ended Sep 30
----------------------------------------------------------------------------------------------------------------------------
                                                 2005         2004        $Change        2005         2004       $ Change
----------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities               20,988       19,810         1,178       33,521       35,875      (2,354)
----------------------------------------------------------------------------------------------------------------------------
Cash flows used in investing activities          (91,383)      (5,448)      (85,935)    (102,663)     (33,300)     (69,363)
----------------------------------------------------------------------------------------------------------------------------
Cash flows from (used in) financing                73,832     (12,704)        86,536       66,171        6,582       59,589
activities
----------------------------------------------------------------------------------------------------------------------------

Our working capital (current assets less current liabilities) at the end of Q3 05 was $145.7 million, compared to $82.0 million at the end of Q4 04. Current assets increased by $67.4 million, and current liabilities increased by $3.7 million. The majority of the increase in current assets was due to an increase in restricted cash. A portion of the cash acquired as part of The Keith Companies, Inc. acquisition (US$26.1 million) is subject to restrictions outlined in the merger agreement to allow the transaction to qualify as a reorganization under the provisions of the U.S. tax regulations. This cash cannot be used, directly or indirectly, to pay debt incurred with respect to financing the acquisition of The Keith Companies, Inc. Generally, the restricted cash will be used to finance future acquisitions as well as future capital expenditures. The addition of the non-cash working capital of CPV Group Architects & Engineers Ltd. and of The Keith Companies, Inc. also contributed to the increase in working capital in Q3 05.

Our cash flows from operating activities were up by $1.2 million quarter over quarter and down by $2.4 million year over year. The year-over-year change was mainly due to an increase of $19.2 million in income taxes paid, offset by a net of $14.8 million in increased cash receipts from clients less cash paid to suppliers and employees. Income taxes payable at the end of 2003 were lower than normal due to our high level of investment in costs and estimated earnings in excess of billings at that time. This resulted in lower income tax payments in Q1 04 as well as lower income tax installment requirements for 2004. Our income tax payments increased in 2005 over 2004 to cover the higher income tax liability outstanding at the end of 2004 as well as the increased income tax installments required for 2005.

Cash flows used in investing activities increased by $85.9 million quarter over quarter and by $69.4 million year over year. The year-over-year change was mainly due to the use of $86.7 million for the acquisition of CPV Group Architects & Engineers Ltd. and of The Keith Companies, Inc. during the quarter, versus the use of $15.0 million for acquisitions completed in the first three quarters of 2004. As a professional services organization, we are not capital intensive. Expenditures are made primarily for property and equipment, including such items as computer equipment and business information systems software, furniture, leasehold improvements, and other office and field equipment. Our capital expenditures were $2.5 million for Q3 05. This was within the expected range for 2005 to support ongoing operational activity. During Q3 05, our capital expenditures were financed by cash flows from operations.

Our cash flows from financing activities rose by $86.5 million quarter over quarter and by $59.6 million year over year. In Q3 05, we replaced our credit facility by repaying an existing $20.9 million outstanding on long-term debt and entering into a new three-year revolving credit facility. Our new credit facility provides for a line of credit of $160 million. During the quarter, we accessed $95.9 million of the new credit facility for acquisition purposes. As at September 30, 2005 the weighted average interest rate on the outstanding balance was 3.6%. The new credit facility contains financial tests and other covenants with which we must comply at each quarter-end. We were in compliance with these covenants as of September 30, 2005. During the quarter, we also used $1.4 million for share issue costs related to the shares issued in conjunction with the acquisition of The Keith Companies, Inc.

Share options exercised for cash during the first three quarters of 2005 generated cash of $810,000, compared to $1,055,000 for the same period in 2004.

SUBSEQUENT ACQUISITION
On October 1, 2005, we acquired the shares and business of Keen Engineering for cash consideration and promissory notes of $15 million. The cash consideration was financed through use of our existing cash and available credit facilities. The transaction will strengthen our buildings engineering and sustainable design capabilities by adding over 275 people to our offices in Canada and the United States.

OUTLOOK
The outlook for the remainder of 2005 continues to be positive since our Company operates in a highly diverse infrastructure and facilities market within North America. Results may fluctuate from quarter to quarter depending on variables such as project mix, economic factors, and integration activities from acquisitions. Expectations remain consistent with those described in the Management's Discussion and Analysis included in our December 31, 2004, Annual Report.

OTHER
Outstanding Share Data
As at September 30, 2005, there were 22,304,430 common shares and 952,631 share options outstanding. During the period of October 1, 2005, to October 21, 2005, no shares were repurchased under our normal course issuer bid, and 2,499 share options were exercised.